9120 Lockwood Boulevard
Mechanicsville, VA 23116-2015
Home Office (804) 723-7000 www.owens-minor.com

November 14, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Owens & Minor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-09810

Dear Ms. Jenkins:

The responses of Owens & Minor, Inc. (the “company”) to your letter dated November 6, 2012, regarding the above-referenced filing of the company, are set forth below.

For convenience, the comments contained in your letter are presented, followed by the company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Financial Condition, Liquidity and Capital Resources, page 20

1.	You disclose on page 4 that your agreements with Novation and Premier expire in August 2012 and December 2012, respectively. We note that sales to members of these GPO’s represented 35% and 20% of 2011 sales. Please tell us the status of these agreements, including whether or not you plan to renew these contracts and to the extent you will not renew them, how you plan to replace this income. Please provide draft disclosure to be included in future filings that discusses the status of these contracts and the impact if any, the expiration of these contracts would have on operations.

Owens & Minor’s Response

As described more fully in our first quarter Form 10-Q filed with the SEC on April 27, 2012, the referenced agreement with Novation was replaced in April with a new five-year agreement effective September 1, 2012. The referenced agreement with Premier expires in December 2012 and was replaced in October with a new three-year agreement effective January 2013. We expect that our disclosure in the 2012 Form 10-K on the replacement of the Novation and Premier agreements would be consistent with the following:

We entered into a new five-year agreement with Novation effective September 2012. Sales to Novation members represented approximately     % of our revenue in 2012. In addition, we entered into a new three-year agreement with Premier effective January 2013. Sales to Premier members represented approximately     % of our revenue in 2012.

Since both of the Novation and Premier agreements have been replaced, we do not believe it is necessary to discuss the impact that expiration of the contracts could have on our operations. However, please note that we do discuss under Item 1A. Risk Factors, “Dependence on Significant Customers,” that the loss of a GPO relationship could have a material adverse effect on our results of operations. We also note in this section that the termination of a GPO relationship would not necessarily result in the loss of all the member hospitals as customers.

In addition, in our 2012 Form 10-K, we intend to enhance our description of the general nature of GPO contracts. In most instances, GPOs enter into distribution agreements with multiple medical/surgical supply distributors which then compete to sign up or separately contract with the individual independent hospital members. Accordingly, we have our own independent relationships with most of our hospital customers with separate contractual commitments between us and our customers that may or may not be based upon the terms of our agreement with the GPO. Also, many hospital customers are members of more than one GPO so, in the event we were not an authorized distributor of one GPO, we could continue to distribute to the customer as an authorized distributor of another GPO. Finally, it is not uncommon for hospital customers to change their GPO affiliations so, in the event we lost a particular GPO agreement, customers would have the option of continuing to use us as their distributor by changing to or adding a new GPO affiliation. As a result, although the loss or termination of a significant GPO agreement could adversely affect our results of operations, we believe we would retain a significant number of the member hospitals as customers.

Consolidated Financial Statements, page 30

Consolidated Statements of Income, page 31

2.	We note your non-controlling interest balance on your balance sheet for 2011; however you do not appear to attribute any net income or comprehensive income to your non-controlling interest. Please tell us how your presentation of non-controlling interest on your income statement complies with ASC 810-10-45-20.

Owens & Minor’s Response

We did not attribute any net income or comprehensive income to our non-controlling interest due to immateriality. We had no non-controlling interests prior to 2011. The net loss attributable to non-controlling interest included in our 2011 consolidated net income (but not separately disclosed) was $98,000 or 0.09% of 2011 consolidated net income. The net loss attributable to non-controlling interest that was included in our consolidated net income for the first nine months of 2012 (but not separately disclosed) was $271,000 or 0.32% of our consolidated net income. We will separately disclose the net income or losses attributable to non-controlling interest in future filings if the amounts become material to our consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies, page 35

Reclassifications, page 35

3.	With regard to your 2011 change to classify book overdrafts from a financing activity to an operating activity, please address the following:

•

We note your auditor refers to this change as a change in method of accounting and has provided a preferability letter. Additionally, we note you have treated this as a change in accounting principle and have retroactively applied this change to fiscal years 2009 and 2010. Please tell us why this is a change from one preferable accounting principle to another and how you considered ASC 250-10-45-2 and 45-11 through 13;

•

You describe the book overdrafts as “outstanding checks issued but not yet presented to banks for disbursement.” Please explain to us where the checks were at the balance sheet date, e.g., in the possession of Owens & Minor, mailed or otherwise conveyed to creditors, etc.;

•	Please reconcile your description of book overdrafts in the 2011 Form 10-K to the description in the 2010 Form 10-K as “checks written in excess of bank balances;”

•

Tell us your basis for determining that classifying book overdrafts as an operating activity is appropriate under GAAP and a preferable method of accounting. Cite the authoritative guidance that supports your presentation;

•

Clarify our understanding of where the book overdrafts are presented on the balance sheet. You state they are classified as part of accounts payable but you do not indicate whether they have been added back to the cash balance. Explain how your presentation complies with ASC 305-10; and

•

To the extent you are netting the overdrafts in your cash and cash equivalents balance; please tell us how you have determined that you have the right of offset and how you have considered ASC 210-20-45.

Owens & Minor’s Response

ASC 250-10-45-2 and 45-11 through 13 permit a change in accounting principle if the entity can justify the use of an allowable alternative accounting principle on the basis that it is preferable.

As stated in note 1 to our consolidated financial statements, we changed our method of accounting for book overdrafts from financing activities to operating activities because book overdrafts do not result in bank financing but rather are similar to trade payables, and presenting book overdrafts within operating activities eliminates operating and financing cash flow volatility that is not representative of actual borrowing and repayment activity or economic performance. We believe that the application of our previous accounting methodology and the resulting apparent volatility in operating cash flows could be confusing to the users of our financial statements. We believe our current accounting method is preferable in that it results in a presentation of our operating cash flows that is easier to follow and more representative of the actual operating results of our business.

Checks are mailed when printed in conjunction with the processing of invoices. Our cash disbursement bank accounts are “zero balance accounts”, which allow us to fund transfers from a “master account” in an amount large enough to cover checks presented to the bank each day. The bank has the right of offset for checks presented against the master account to the extent of the bank balance. Accordingly, book overdrafts are the amount of outstanding checks that we issue in excess of our master bank account balances. Book overdrafts are not a financing and are not subject to finance charges or interest. For example, if we have outstanding checks of $12 million at Bank A, cash in the master account at Bank A of $5 million and no balance in the zero balance account at Bank A, then the combined cash balances for the master account and zero balance accounts at Bank A are included in our balance sheet at zero and drafts payable are included in accounts payable in our consolidated balance sheet at $7 million.

As you indicate, we describe book overdrafts as “outstanding checks issued but not yet presented to banks for disbursement.” This was not technically correct since our book overdraft is also reduced by any balances in the master account because of the bank’s right of offset. In future filings we will revise our description of bank overdrafts to “outstanding checks issued in excess of related bank balances.”

While our description of book overdrafts changed in the 2011 Form 10-K compared with the 2010 Form 10-K, our computation of book overdrafts and classification in the balance sheet did not change as a result of our change in classification within the statement of cash flows. Our research of the databases of two of the four largest accounting firms indicates that authoritative guidance is unclear about whether book overdrafts are financing or operating activities, and that the company should disclose its classification in its accounting policy. We believe that we have made appropriate disclosures and that our presentation complies with ASC 230-10-45-14 through 17 regarding classification within the statement of cash flows, ASC 305-10 regarding cash and cash equivalents and ASC 210-20-45 regarding the right of offset.

Note 19 – Condensed Consolidating Financial Information, page 55

4.	Please confirm in your response, and disclose in future filings, that guarantees by your subsidiaries are full as well as jointly, severally and unconditionally liable. See Rule 3-10(e) of Regulation S-X. Further note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Further revise your disclosure, in future filings, to clarify that the guarantor subsidiaries are 100% owned.

Owens & Minor’s Response

We confirm and will disclose in future filings that guarantees by our guarantor subsidiaries are full and unconditional as well as joint and several. We will also disclose in future filings that the guarantor subsidiaries are 100% owned.

Owens & Minor understands that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please feel free to contact me at (804) 723-7566.

Sincerely,

/s/ D. Andrew Edwards

D. Andrew Edwards

Vice President, Controller

& Interim Chief Financial Officer